Exhibit 12.1

 Ratio of Earnings to Fixed Charges
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

	For the Nine Months Ended September 30,	For the Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Pretax income from operations	$59,954	$70,655	$82,548	$142,586	$69,694	$29,100
Fixed charges (1)	32,967	32,115	27,680	25,094	20,949	8,894
Income from unconsolidated entities	(10,383)	(13,055)	(7,865)	(4,562)	(2,297)	(622)
Distributions of income from unconsolidated entities	7,310	7,509	5,392	2,238	2,112	584
Loss (income) attributable to noncontrolling interest in consolidated variable interest entities	3,597	(9)	—	—	—	97
Total Earnings	$93,445	$97,215	$107,755	$165,356	$90,458	$38,053
Fixed Charges:
Interest expense (1)	$32,967	$32,115	$27,680	$25,094	$20,949	$8,894
Total Fixed Charges	32,967	32,115	27,680	25,094	20,949	8,894
Preferred stock dividends	9,675	12,900	10,990	5,812	3,568	—
Total Combined Fixed Charges and Preferred Stock Dividends	$42,642	$45,015	$38,670	$30,906	$24,517	$8,894
Ratio of earnings to fixed charges	2.83	3.03	3.89	6.59	4.32	4.28
Ratio of earnings to combined fixed charges and preferred stock dividends	2.19	2.16	2.79	5.35	3.69	4.28
Deficiency related to ratio of earnings to fixed charges	NA	NA	NA	NA	NA	NA
Deficiency related to ratio of earnings to combined fixed charges and preferred stock dividends	NA	NA	NA	NA	NA	NA

(1)
Excludes interest expense on multi-family collateralized debt obligations of the Consolidated K-Series, which we are required to consolidate in our financial statements under generally accepted accounting principles. We do not have any claims to the assets (other than the securities represented by our first loss pieces) or obligations for the liabilities of the Consolidated K-Series.